Voodoo Brewing Co., Inc.

ANNUAL REPORT

2024

This Annual Report (this "Disclosure") is furnished with respect to the certain securities ("Securities") offered and sold by Voodoo Brewing Co., Inc., a PA Limited Liability Company (the "Issuer") through the crowdfunding portal available at www.honeycombcredit.com and each subdomain thereof (the "Portal") and operated by Honeycomb Portal LLC, a Delaware limited liability company, in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

OFFERING SUMMARY

Issuer Name	Voodoo Brewing Co., Inc.
Offering Amount	$536,862.00

COMPANY OVERVIEW

Voodoo Brewing Co. was founded in 2005 in Meadville, PA, with our first taproom opening in 2012. Since that time, our brand has seen explosive growth. After opening a second taproom in Homestead, PA (outside of Pittsburgh) in 2015, followed by another taproom in Erie, PA in 2016, we recognized the need to produce our award-winning beer in larger volume.

Voodoo Brewing Co. opened our Production Facility, a sweeping space that affords us the capability to expand our inventory almost indefinitely, in early 2017. Finally we opened an additional pub in State College, PA in 2019.

COMPANY ELIGIBILITY

Name of issuer: Voodoo Brewing Co., Inc.
State of Organization: PA
Date Company Was Formed: 11/05/2005
Type of Company: Limited Liability Company
Physical Address: 834 Bessemer Street, Meadville, PA 16335
Web Address: https://www.voodoobrewery.com/
# of Employees: 63

OWNERS OF THE COMPANY

	Stock	Percentage	Title/Employment
ESOP	20,160	4.18%	Matthew Rachocki is Trustee
MATTHEW DENNIS RACHOCKI	69,829.40	14.48%	Officer/CEO/President/Secretary/Treasurer
PETER NORMAN GAETH	39,943	8.28%	Shareholder
KRISTEAN XAVIER PAERELS	40,798.00	8.46%	Shareholder
SEAN DOMINIC MARTIN	20,000	4.15%	Shareholder
JACOB DANIEL VOELKER	25,000	5.19%	Shareholder
STEVEN EUGENE DANKO	55,330	11.48%	Officer/Shareholder
WARNER KING WASHINGTON II	10,000	2.07%	Shareholder
DARIA JEAN DANKO	10,000	2.07%	Shareholder
CURTIS JOHN RACHOCKI	67,061	13.91%	Officer/Vice President/Head Brewer
JARRED JOSEPH SPER	6,375	1.32%	Shareholder
BRIAN LILLY	10,661	2.21%	Shareholder
DAVID G RUST	2,665	0.55%	Shareholder
JOHN AND JODI MAXFIELD	5,330	1.11%	Shareholder
LAURIE NARTATEZ	2,665	0.55%	Shareholder
RICHARD T SCHMITT	1,333	0.28%	Shareholder
SETH AND AMANDA LAM	2,665	0.55%	Shareholder
SCOTT GAETH	9,298	1.93%	Shareholder
GORDON GAETH AND BARBARA GAETH	2,324	0.48%	Shareholder
Minority Holders	17,218	3.57%	Shareholder
THOMAS GUZICK	3,446	0.71%	Shareholder
TALA INVESTMENTS LLC	60,010	12.45%	Shareholder
	482,113	100.00%	

The above is the only ownership outstanding for the company. The ownership interests of a PA Limited Liability Company give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Matthew Rachocki

CEO

Matt was born and bred in a small town in Northwestern Pennsylvania and at the age of seventeen, headed to NYC for a change of scenery. While in college, he made it a priority to travel, work, and study across the globe. These experiences, along with the desire to inspire drastic change within the hospitality industry, fueled the creation of Choice Productions, which was formed and had its highest grossing years while still attending college. After graduating (Cum Laude) from Hunter College's Health Sciences department with a bachelor's degree in Child Psychology and a Minor in Economics, Matt used his newfound entrepreneurial passion, he entered the bar and restaurant business in his hometown. By transforming an old schoolhouse into a tavern, a deteriorating historical landmark became a preserved hangout unlike any other. With the help of his brother, he then ventured into the craft beer industry and became an owner of Voodoo Brewery. Voodoo now operates two breweries, five corporate; full service brewpubs, an events venue and r has awarded independently owned locations across the

United States. Currently, Matt, with the help of his wife, are raising three children at their homestead just a few miles from the breweries headquarters.

Stephen Danko

Board Member

Steve is a retired PA state trooper of over 25 years.

He rose to the rank of Corporal of the vice unit. During his service he was awarded the Medal of Honor. One of the earliest investors in Voodoo Brewery, Steve holds an active board seat and remains one of the largest shareholders in the organization.

Curtis Rachocki

Head Brewer & Vice President

Curtis Studied biochemistry at University of San Diego. During that time he was part of the opening and creative team behind Roff School Tavern in Meadville, Pa and is responsible for developing the Beer School program. He began brewing at Voodoo Brewing in 2010 and has since Created hundreds of beers that have received untappd ratings OVER 4.5. Has is also responsible for the highly sought-after Voodoo Barrel Room Collection - a barrel aging program. He is also responsible for organizing and developing the good vibes Festival, a peer led beer festival hosted at the brewery every July. Curt remains our head brewer, board member, vice president and one of the organizations largest shareholders.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a equity is not like that at all. The ability of the Company to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company

This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition

The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk

The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Price Might Not Adequately Compensate For Risk

Theoretically, the price paid by a company should compensate the investor for the level of risk the investor is assuming. There is no certainty that the price paid on your shares will compensate you adequately for the level of risk.

No Right to Participate in Management

As the owner of stock, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy stock) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your investment.

Limited Products And Services

Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a stock. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Shares

The law prohibits you from selling your shares (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty

finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your shares for its full term.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Shares will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Dram Shop Liability Risk

The Company plans to serve alcoholic beverages on its premises, subject to local, state and federal laws and regulations. Under law, if an establishment serves alcoholic beverages to a visibly intoxicated person, that establishment (in this case, the Company) is liable for any damages caused by that person, even if these damages occur outside of Company property, or a time subsequent to the service of alcoholic beverages to that person (this is known as Dram Shop liability). The Company could be subject

to legal liability if the persons or entities so injured sue the Company and the resulting liability is not covered by insurance.

Social Host Liability Risk

Insofar as the Company plans to serve alcoholic beverages on its premises, it incurs the risk that it might serve these beverages to minors, either knowingly or unknowingly. If this occurs, the Company or its employees might be subject to criminal penalties or arrest, impeding their ability to operate the Company or damaging the Company's brand or reputation. Moreover, the Company might be liable for any damages not covered by insurance caused by an underage person under the influence of alcohol, to the extent that the Company or its employees knowingly served alcohol to an underage person.

Premises Liability Risk

The Company plans to serve beer at a physical tap room. Even if the Company complies with all applicable laws and regulations concerning the service of alcoholic beverages, and even if nobody at its events consumes alcohol, customers might become injured due to the negligence of the Company. For example, customers might fall because the taproom was constructed improperly. If the customers so injured sue the Company, the resulting liability might not be covered by insurance.

Additional Risks

Voodoo Brewing Co. faces heightened risks relating to liquidity constraints and reliance on timely distributor and franchisee payments, which may impair our ability to fund operations and service obligations. Recent production changes for certain products, introduce potential cost, execution, and consumer perception risks. Our customer base exposes us to variability in performance, compliance, and payment timeliness that could materially affect revenues. Broader industry challenges—including slowing craft beer growth, increasing competition from spirits, non-alcoholic and cannabis-infused beverages, and evolving consumer preferences—may further pressure demand for our core products. Additionally, regulatory changes could increase compliance costs or constrain strategic initiatives. Finally, inflationary pressures, extreme weather events, and other macroeconomic factors may continue to disrupt supply chains, sales, and distribution in key markets.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

1. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

2. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

3. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

4. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

    n/a

5. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

6. *What other exempt offerings has the issuer conducted within the past three years?*

    No other exempt offerings.

7. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*

      1. *any director or officer of the issuer;*
      2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
      3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
      4. *or (4) any immediate family member of any of the foregoing persons.*

No Insider Transactions have occured.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i) in connection with the purchase or sale of any security;

    ii) involving the making of any false filing with the SEC;

    iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i)   in connection with the purchase or sale of any security;

    ii) involving the making of any false filing with the Commission;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    i) at the time of the filing of this offering statement bars the person from:
        a) association with an entity regulated by such commission, authority, agency or officer;
        b) engaging in the business of securities, insurance or banking;
        c) engaging in savings association or credit union activities; or

    ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

    ii) places limitation on the activities, functions or operations of such person;

    iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
    ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed

with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
https://www.voodoobrewery.com/

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate	Completion Date
FNB	$62,350	4.00%	Feb-28
Note to Stockholders	$71,157	0.00%	n/a
Economic Progress Alliance of Crawford County	$15,442	2.50%	Jul-24
Redevelopment Authority of City of Meadville	$50,001	2.50%	Jul-24
FNB	$ 1,548,624	5.70%	Jun-29
URA	$ 83,365	5.00%	Jun-27
FNB	$ 712	2.00%	Apr-25
Individual loan	$25,000	0.00%	Dec-25
Stockholder Loan	$ 200,000	7.5%	Dec-39
Stockholder Loan	$ 40,000	5%	Dec-29
Stockholder Loan	$68,950	8.5%	Dec-26
Stockholder Loan	$144,500	8.5%	Dec-26
Bank	$70,285	8.33%	Sep-28
Total Balance	$2,380,386		

FINANCIAL INFORMATION

Balance Sheet

ASSETS	2024
Cash & Equivalents	125,208
Accounts Receivable	124,068
Fixed Assets	1,991,388
Other Assets	1,732,263
TOTAL ASSETS	**3,972,927**
LIABILITIES & EQUITY	
Accounts Payable	375,347
ST-Debt Payable	1,244,305
LT-Debt Payable	1,977,044
TOTAL LIABILITIES	**3,221,349**
Retained Earnings	(181,897)
Net Income	(939,363)
TOTAL OWNER'S EQUITY	**751,577**
TOTAL LIABILITIES & EQUITY	**3,972,927**

Income Statement

INCOME	2024
Total Revenue	5,516,147
Cost of Goods Sold	1,860,398
GROSS PROFIT	**3,655,749**
Operating Expenses	4,874,683
NET INCOME	**(939,363)**

Statement of Cash Flows

	2024
NET INCOME (LOSS)	(939,363)
CASH FLOW ACTIVITIES	
Net Cash from Operations	(857,440)
Net Cash from Investing	(119,291)
Net Cash from Financing	1,021,253
NET INCREASE (DECREASE) IN CASH	44,522

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

I certify that the financial statements included in this Form C-AR are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C-AR are accurate and complete to the best of my knowledge.

Isaiah Fitzgerald-Palacio

_____

Isaiah Fitzgerald-Palacio

Chief Executive Officer

Voodoo Brewing Co., Inc